Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
NON-EXEMPT CONNECTED TRANSACTION
(1) SUBSCRIPTION OF NEW SHARES UNDER SPECIAL MANDATE BY
DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.
AND
(2) RELEASE OF DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.
FROM LOCK-UP RESTRICTION
Independent Financial Advisor to the Independent Board Committee
and the Independent Shareholders

Anglo Chinese Corporate Finance, Limited

Reference is made to the 2008 Announcement, the Company’s announcement dated 7 July 2010 and 8 July 2010 relating to, among other things, the potential exercise of pre-emptive right and further subscription of new Shares by Datang.

On 8 July 2010, the Company and the Placing Agents entered into the Placing Agreement with the Placing Agents whereby the Company conditionally agreed to place, through the Placing Agents, the Placing Shares to not less than six independent Placees at the Placing Price. As disclosed in the Company’s announcement dated 15 July 2010, completion of the Placing Agreement took place on the same date and all the Placing Shares have been successfully placed by the Placing Agents to placees who are independent third parties.

THE DATANG SUBSCRIPTIONS

Reference is made to the 2008 Announcement and the Company’s announcement dated 7 July 2010 relating to, among other things, the potential exercise of pre-emptive right and further subscription of new Shares by Datang. Pursuant to the Datang Share Purchase Agreement, Datang has a right to purchase Relevant Securities (subject to compliance with, among other things, the Listing Rules) in the event that the Company proposes, following completion of the 2008 Datang Subscription, to issue Relevant Securities, to enable Datang to hold after such issue a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by Datang prior to the issue of the Relevant Securities. Datang has also indicated to the Company that it wishes to subscribe for the Datang Further Shares in addition to the Datang Pre-emptive Shares at a price equivalent to the Placing Price of HK$0.52 per Share, for an aggregate purchase price (for the Datang Further Shares as well as the Datang Pre-emptive Shares) amounting up to an aggregate of approximately US$100 million.

The Company announces that on 16 August 2010, the Company entered into the Datang Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Subscription Agreement, the Company agreed to issue, and Datang agreed to subscribe for, the Datang Subscription Shares for a total cash consideration of US$102 million (equivalent to approximately HK$794,580,000) at the Datang Subscription Price of HK$0.52 per Share. Upon Completion, Datang will be interested in approximately 19.14% of the entire issued share capital of the Company as enlarged by the issue of the Datang Subscription Shares.

Pursuant to the Datang Subscription Agreement, Datang conditionally agreed to subscribe for the Datang Subscription Shares at the Datang Subscription Price. The Datang Subscriptions is conditional upon (i) the Listing Committee granting listing of and permission to deal in all of the Datang Subscription Shares; (ii) the passing by the Independent Shareholders of a resolution to approve the allotment and issue of the Datang Subscription Shares to Datang on the terms and conditions and the other arrangements contemplated by the Datang Subscription Agreement and the grant of a Special Mandate in order to comply with the Listing Rules; and (iii) in relation to Datang, the obtaining of all necessary shareholder, PRC governmental and regulatory approvals and consents.

The Company proposes to use the proceeds of the Datang Subscriptions for the Group’s capacity expansion.

RELEASE OF DATANG FROM LOCK-UP RESTRICTION

Reference is made to the Company’s announcement dated 8 July 2010. Pursuant to the Amendment Letter executed between the Company and Datang on 8 July 2010, the Company agreed to waive the lock-up restriction on Datang under the Datang Share Purchase Agreement. The Amendment Letter is subject to Independent Shareholders’ approval, if obtained, which will be conditional upon the completion of the Datang Subscriptions. The Amendment Letter constitutes a connected transaction and is subject to Independent Shareholders’ approval.

IMPLICATIONS UNDER THE LISTING RULES

Datang currently holds 14.35% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company. The Datang Subscriptions and the Amendment Letter therefore constitute connected transactions of the Company under Chapter 14A of the Listing Rules. The Datang Subscriptions and the Amendment Letter are subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Accordingly, the Datang Subscriptions and the Amendment Letter are subject to approval of the Independent Shareholders at the EGM.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rules), no other Shareholder of the Company will be required to abstain from voting on the resolutions for approving the Datang Subscription Agreement, the Special Mandate, the Amendment Letter, and the transactions contemplated thereunder at the EGM.

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Subscriptions, the Special Mandate and the Amendment Letter, other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable, whether the entering into of the Datang Subscription Agreement and the Amendment Letter and the proposal for the grant of the Special Mandate are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the independent financial adviser.

The Independent Board Committee has approved the appointment of Anglo Chinese Corporate Finance, Limited. Anglo Chinese Corporate Finance, Limited has been appointed as the independent financial adviser to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable and the reasons thereof, whether the entering into of the Datang Subscription Agreement and the Amendment Letter are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the transaction.

GRANT OF SPECIAL MANDATE

An ordinary resolution will be proposed at the EGM to seek the Independent Shareholders’ approval for the grant of the Special Mandate to authorise the Directors to allot and issue the Datang Subscription Shares.

PRE-EMPTIVE RIGHT OF TSMC

As TSMC did not give the requisite notice to the Company prior to the expiration of the relevant deadline, TSMC is deemed to have elected not to exercise its pre-emptive right pursuant to the TSMC Share and Warrant Issuance Agreement in relation to the placing of new Shares.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders of the Company to approve (i) the Datang Subscription Agreement and the transaction contemplated thereunder, (ii) the Amendment Letter and (iii) the Special Mandate. Datang and its associates (as defined in the Listing Rules), being connected persons in respect of the Datang Subscriptions and the Amendment Letter, will abstain from voting on the ordinary resolutions to approve (i) the Datang Subscription Agreement and the transaction contemplated thereunder, (ii) the Amendment Letter and (iii) the Special Mandate. Any vote of the Independent Shareholders at the EGM will be taken by poll.

A circular containing, among other things, further details on the Datang Subscription Agreement, the Special Mandate, the Amendment Letter, a letter from the Independent Board Committee, an opinion from an Independent Financial Adviser together with the notice convening the EGM to approve (i) the Datang Subscription Agreement, (ii) the Amendment Letter and (iii) the Special Mandate will be despatched to the Shareholders on or around 6 September 2010 in accordance with the requirements of the Listing Rules.

An application will be made to the Listing Committee for the granting of the approval for the listing of and permission to deal in all of the Datang Subscription Shares.

As the Datang Subscriptions are subject to the fulfillment of the conditions set out in the Datang Subscription Agreement, the Datang Subscriptions may or may not proceed. Investors should exercise caution when dealing in the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

I.	THE DATANG SUBSCRIPTIONS

A.	BACKGROUND

Reference is made to the 2008 Announcement, the Company’s announcement dated 7 July 2010, 8 July 2010 and 15 July 2010 relating to, among other things, the potential exercise of pre-emptive right and further subscription of new Shares by Datang.

On 8 July 2010, the Company and the Placing Agents entered into the Placing Agreement with the Placing Agents whereby the Company conditionally agreed to place, through the Placing Agents, the Placing Shares to not less than six independent Placees at the Placing Price. As disclosed in the Company’s announcement dated 15 July 2010, completion of the Placing Agreement took place on the same date and all the Placing Shares have been successfully placed by the Placing Agents to placees who are independent third parties.

Datang currently holds 3,699,094,300 Shares. Pursuant to the Datang Share Purchase Agreement, Datang has a right to purchase Relevant Securities (subject to compliance with, among other things, the Listing Rules) in the event that the Company proposes, following completion of the 2008 Datang Subscription, to issue Relevant Securities, to enable Datang to hold after such issue:

(a)	in the case of an offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on behalf of the Company the Relevant Securities in a bona fide capital markets transaction), one Share more than the number of Shares proposed to be beneficially owned by the prospective largest shareholder unless:

(i)	Datang holds less than 2,774,320,725 Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company; or

(ii)	at least two-thirds of the Board (excluding the members of the Board nominated by Datang) in good faith resolves in writing that such exercise is not in the best interests of the Company and the Shareholders as a whole; and

(b)	in case of the issue of the Relevant Securities other than (a) above, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by Datang prior to the issue of the Relevant Securities, provided that Datang (together with Datang Holdings (Hongkong) Investment Company Limited, a subsidiary of Datang) maintains an ownership interest equal to at least 1,849,547,150 Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company.

The Company announces that on 16 August 2010, the Company entered into the Datang Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Subscription Agreement, the Company agreed to issue, and Datang agreed to subscribe for, 1,528,038,461 Shares for a total cash consideration of US$102 million (equivalent to approximately HK$794,580,000) at the Datang Subscription Price of HK$0.52 per Share. Upon Completion, Datang will be interested in 19.14% of the entire issued share capital of the Company as enlarged by the issue of the Datang Subscription Shares.

B.	THE DATANG SUBSCRIPTION AGREEMENT

1.	Date

16 August 2010

2.	Parties

(i)	Datang

(ii)	the Company

3.	Interest to be acquired

The Datang Pre-emptive Shares will represent (i) up to approximately 1.05% of the existing issued share capital of the Company as at the date of this announcement; and (ii) up to approximately 1.04% of the issued share capital of the Company as enlarged by the issue of the Datang Pre-emptive Shares.

The Datang Further Shares will represent (i) up to approximately 4.88% of the existing issued share capital of the Company as at the date of this announcement; and (ii) up to approximately 4.65% of the issued share capital of the Company as enlarged by the issue of the Datang Further Shares.

The Datang Subscription Shares will represent (i) up to approximately 5.93% of the existing issued share capital of the Company as at the date of this announcement; and (ii) up to approximately 5.59% of the issued share capital of the Company as enlarged by the issue of the Datang Subscription Shares.

The Datang Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Datang Subscription Shares.

4.	The consideration and Datang Subscription Price

The subscription price per Share is HK$0.52 and the total cash consideration payable by Datang for the Datang Subscription Shares is US$102 million (equivalent to approximately HK$794,580,000).

The Datang Subscription Price represents (i) a discount of approximately 5.77% to the closing price of HK$0.55 per Share as quoted on the Stock Exchange on 13 August 2010, being the last full trading day immediately before the execution of the Datang Subscription Agreement; (ii) a discount of approximately 7.31% to the average closing prices of approximately HK$0.558 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 13 August 2010; and (iii) a discount of approximately 5.77% to the average closing prices of approximately HK$0.55 per Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 13 August 2010.

5.	Conditions precedent of the Datang Subscription Agreement

Pursuant to the Datang Subscription Agreement, Datang conditionally agreed to subscribe for the Datang Subscription Shares at the Datang Subscription Price. Completion of the Datang Subscriptions is conditional upon:

(i)	the Listing Committee granting listing of and permission to deal in all of the Datang Subscription Shares;

(ii)	the passing by the Independent Shareholders of a resolution to approve the allotment and issue of the Datang Subscription Shares to Datang on the terms and conditions and the other arrangements contemplated by the Datang Subscription Agreement and the grant of a Special Mandate in order to comply with the Listing Rules; and

(iii) in relation to Datang, the obtaining of all necessary shareholder, PRC governmental and regulatory approvals and consents, including (but not limited to) approvals from the National Development and Reform Commission, the Ministry of Commerce and the State Administration of Foreign Exchange, respectively.

In the event that the conditions above are not fulfilled within three months after the date of the Datang Subscription Agreement (or such later date as may be agreed between the parties) and subject to compliance with the Listing Rules, then the Datang Subscription Agreement and all rights and obligations thereunder will cease and terminate and none of the parties shall have any claim against the other for costs, compensation or otherwise (save in respect of, inter alia, any antecedent breach thereunder).

C.	BASIS OF DETERMINATION OF THE CONSIDERATION UNDER THE DATANG SUBSCRIPTION AGREEMENT

The Datang Subscription Price was based on the Placing Price, which was arrived at after arm’s length negotiations between the Company and each of the Placing Agents.

The total consideration of US$102 million under the Datang Subscription Agreement was arrived at after arm’s length negotiations between the Company and Datang. On this basis, the Board (other than the independent non-executive Directors who will form an opinion after taken the recommendation from the independent financial advisor) considers the basis of determination of the Datang Subscription Price and the total consideration to be fair and reasonable and is in the interests of the Shareholders as a whole.

D.	REASONS FOR, AND BENEFITS, OF THE DATANG SUBSCRIPTIONS

The Company is of the view that the Datang Subscriptions will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Placing. The Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment, and that it will not dispose of the Shares currently held by it in any significant way.

The Directors (other than the independent non-executive Directors who will form an opinion after taken the recommendation from the independent financial advisor) believe that, subject to the opinion of the independent financial adviser, the terms of the Datang Subscriptions and the Amendment Letter are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

E.	USE OF PROCEEDS FROM THE DATANG SUBSCRIPTIONS

The Company proposes to use the proceeds of the Datang Subscriptions for the Group’s capacity expansion.

F.	FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Other than the Placing as disclosed in the Company’s announcements dated 7 July 2010, 8 July 2010 and 15 July 2010, the Company did not have any fund raising activities on any issue of equity securities in the past twelve months before the date of this announcement.

The total funds raised by the Placing was HK$780 million, being the gross proceeds of the Placing. The net proceeds of the Placing (after deduction of relevant expenses in the estimate amount of approximately HK$25 million) amounted to approximately HK$755 million. As disclosed in the Company’s announcement dated 8 July 2010, the Company proposed to use the net proceeds of the Placing for the Group’s capacity expansion.

II.	RELEASE OF DATANG FROM LOCK-UP RESTRICTION

Reference is made to the Company’s announcement dated 8 July 2010.

Pursuant to the Amendment Letter executed between the Company and Datang on 8 July 2010, the Company agreed to waive the lock-up restriction on Datang under the Datang Share Purchase Agreement. The original lock-up restriction under the Datang Share Purchase Agreement shall expire on 23 December 2010, two (2) years after the closing date of the Datang Share Purchase Agreement of 24 December 2008. The Amendment Letter constitutes a connected transaction and is subject to Independent Shareholders’ approval which will be conditional upon the completion of the Datang Subscriptions. Chen Shanzhi and Gao Yonggang, being Directors who have a material interest in the Datang Subscriptions and the release from the lock-up undertaking have abstained from voting on the board resolutions approving above transactions.

III.	IMPLICATIONS UNDER THE LISTING RULES

Datang currently holds 14.35% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company. The Datang Subscriptions and the Amendment Letter therefore constitute connected transactions of the Company under Chapter 14A of the Listing Rules. The Datang Subscriptions are subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Accordingly, the Datang Subscriptions are subject to approval of the Independent Shareholders at the EGM. The Company will at the same time seek approval from its Independent Shareholders to grant a Special Mandate for the issue of the Datang Subscription Shares to Datang.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rules), no other shareholder of the Company will be required to abstain from voting on the resolution for approving the Datang Subscription and the Amendment Letter at the EGM.

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Subscriptions, the Special Mandate and the Amendment Letter, other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable, whether the entering into of the Datang Subscription Agreement and the Amendment Letter and the proposal for the grant of the Special Mandate are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders as to whether they should vote in favour of the transaction, taking into account the recommendations of the independent financial adviser.

The Independent Board Committee has approved the appointment of Anglo Chinese Corporate Finance, Limited. Anglo Chinese Corporate Finance, Limited has been appointed as the independent financial adviser to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable and the reasons thereof, whether the Datang Subscription Agreement, the Amendment Letter and the Special Mandate are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote.

IV.	GRANT OF SPECIAL MANDATE

An ordinary resolution will be proposed at the EGM to seek the Independent Shareholders’ approval for the grant of a Special Mandate to authorise the Directors to allot and issue the Consideration Shares.

V.	PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to the Company’s announcement dated 8 July 2010.

As TSMC did not give the requisite notice to the Company prior to the expiration of the relevant deadline, TSMC is deemed to have elected not to exercise its pre-emptive right pursuant to the TSMC Share and Warrant Issuance Agreement in relation to the placing of new Shares.

VI.	GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders of the Company to approve (i) the Datang Subscription Agreement and the transaction contemplated thereunder, (ii) the Amendment Letter and (iii) the Special Mandate. Datang and its associates (as defined in the Listing Rules), being connected persons in respect of the Datang Subscriptions and the Amendment Letter, will abstain from voting on the ordinary resolutions to approve (i) the Datang Subscription Agreement and the transaction contemplated thereunder, (ii) the Amendment Letter and (iii) the Special Mandate. Any vote of the Independent Shareholders at the EGM will be taken by poll.

A circular containing, among other things, further details on the Datang Subscription Agreement, the Amendment Letter and the Special Mandate from the Independent Board Committee, an opinion from an Independent Financial Adviser together with the notice convening the EGM to approve (i) the Datang Subscription Agreement, (ii) the Amendment Letter and (iii) the Special Mandate will be despatched to the Shareholders on or around 6 September 2010 in accordance with the requirements of the Listing Rules.

An application will be made to the Listing Committee for the granting of the approval for the listing of and permission to deal in all of the Datang Subscription Shares.

As the Datang Subscriptions are subject to the fulfillment of the conditions set out in the Datang Subscription Agreement, the Datang Subscriptions may or may not proceed. Investors should exercise caution when dealing in the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

VII.	INFORMATION ON THE COMPANY

The Company is principally engaged in semiconductor manufacturing and sale thereof.

VIII.	INFORMATION ON DATANG

Datang is a subsidiary of Datang Telecom Technology & Industry Group headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

DEFINITIONS
“2008 Announcement”	the announcement of the Company dated 8 November 2008
“2008 Datang Subscription”	the subscription of 3,699,094,300 Shares to be issued by the Company to Datang pursuant to the Datang Share Purchase Agreement
“Amendment Letter”	the amendment letter executed by the Company and Datang on 8 July 2010, details of which have been disclosed in the Company’s announcement dated 8 July 2010
“Board”	the board of Directors
“Business Day”
a day (other than Saturday and other general holidays in Hong Kong and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a “black” rainstorm warning signal is hoisted or remains in effect between
9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which the licensed banks in Hong Kong are generally open for business

“Company”
Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the issued Shares and American
Depositary Shares of which are listed on the Main Board of the Stock Exchange
(Stock Code: 981) and the New York Stock Exchange, respectively

“Completion”	completion of the Datang Subscriptions under the Datang Subscription Agreement
“connected person(s)”	has the same meaning ascribed to it under the Listing Rules
“Datang”	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws
“Datang Further Shares”	the number of new Shares which may be subscribed by Datang, which, together with the Datang Pre-emptive Shares, will fetch an aggregate purchase price of up to approximately US$102 million
“Datang Further Subscription”	the subscription of Datang Further Shares at the Datang Subscription Price subject to the obtaining of the approval of Independent Shareholders and necessary governmental approvals
“Datang Pre-emptive Shares”
an amount of shares to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the
Placing as will result in Datang’s percentage shareholding in the Company not being diluted by the Placing

“Datang Pre-emptive Subscription”	the subscription of Datang Pre-emptive Shares by Datang at the Datang Subscription Price subject to the conditions under the Datang Subscription Agreement being satisifed
“Datang Share Purchase Agreement”	the share purchase agreement dated 6 November 2008 between the Company and Datang in connection with the 2008 Datang Subscription
“Datang Subscriptions”	collectively, the Datang Pre-emptive Subscription and the Datang Further Subscription, being the subscription of the Datang Subscription Shares
“Datang Subscription Agreement”	the agreement entered into between the Company and Datang dated 16 August 2010 in relation to the Datang Subscriptions
“Datang Subscription Price”	HK$0.52 per Share, being equivalent to the Placing Price
“Datang Subscription Shares”	the aggregate of the Datang Pre-emptive Shares and the Datang Further Shares, being 1,528,038,461 new Shares to be subscribed under the Datang Subscription Agreement
“Director(s)”	the director(s) of the Company
“EGM”	the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Subscription Agreement, the Amendment Letter and the Special Mandate
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”	An independent committee of the board of directors of the Company that consists of all independent non-executive directors of the Company
“Independent Shareholders”	Shareholders other than Datang and its associates (as defined in the Listing Rules)
“Listing Committee”	the listing sub-committee of the board of the Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Macau”	the Macau Special Administrative Region of the PRC
“New Common Shares”	1,789,493,218 Shares to be issued by the Company to TSMC pursuant to the TSMC Share and Warrant Issuance Agreement
“Placee(s)”	any person(s) or entity(ies) whom the Placing Agents and/or any of its agent(s) has procured to subscribe for any of the Placing Shares pursuant to the Placing Agreement
“Placing”	the placing of 1,500 million new Shares by the Placing Agent pursuant to the terms of the Placing Agreement
“Placing Agents” and each a “Placing Agent”	J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch
“Placing Agreement”	a conditional placing agreement dated 8 July 2010 entered into between the Company and the Placing Agents in relation to the Placing
“Placing Price”	HK$0.52 per Placing Share
“Placing Shares”	1,500 million new Shares placed under the Placing Agreement
“PRC”	the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan
“Relevant Securities”	any new Shares, any securities convertible into or exchangeable into Shares or any warrants or other rights to subscribe for Shares
“SFC”	the Securities and Futures Commission
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Shareholder(s)”	holder(s) of Share(s)
“Share(s)”	share(s) whose nominal value is US$0.0004 each in the share capital of the Company
“Special Mandate”	the authority granted by the Independent Shareholders to the Directors to allot and issue the Datang Subscription Shares under the Datang Subscription Agreement
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“TSMC”	Taiwan Semiconductor Manufacturing Company, Ltd.
“TSMC Share and Warrant Issuance Agreement”
the share and warrant issuance agreement dated 9 November 2009 between the Company and TSMC in connection with the subscription of New Common Shares, the Warrant and the Warrant Shares pursuant to the terms therein

“US$”	United States dollars, the lawful currency of the United States of America
“Warrant”	the warrant to initially purchase up to 695,914,030 Warrant Shares pursuant to the Warrant Agreement
“Warrant Agreement”	the warrant agreement entered into between the Company and TSMC dated 5 July 2010
“Warrant Shares”	the Shares deliverable upon exercise of the Warrant
“%”	per cent.

For the purpose of illustration only, (i) the amounts denominated in US$ has been translated into HK$ at the exchange rate of US$1 to HK$7.79. Such translations should not be construed as a representation that the relevant amounts have been, could have been, or could be converted at that or anyother rate or at all.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Dr. David N. K. Wang

President, Chief Executive Officer,

Executive Director

Shanghai, 16 August 2010

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.